UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AMTD INTERNATIONAL INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G2957E 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2957E 101

1	Names of Reporting Persons AMTD Group Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 200,000,001 shares (represented by 200,000,001 Class B ordinary shares, which may be converted into 200,000,001 Class A ordinary shares at any time).
	6	Shared Voting Power 0.
	7	Sole Dispositive Power 200,000,001 shares (represented by 200,000,001 Class B ordinary shares, which may be converted into 200,000,001 Class A ordinary shares at any time).
	8	Shared Dispositive Power 0.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000,001 shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 81.4%.(1)
12	Type of Reporting Person CO

Note:

(1)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer:

AMTD International Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25/F Nexxus Building

41 Connaught Road Central

Hong Kong

Item 2(a).	Name of Person Filing:

AMTD Group Company Limited.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

25/F Nexxus Building

41 Connaught Road Central

Hong Kong

Item 2(c).	Citizenship:

British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share.

The Company’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

G2957E 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by the reporting persons is provided as of December 31, 2019.

	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
AMTD Group Company Limited	200,000,001	81.4%	96.8%	200,000,001	0	200,000,001	0

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 245,611,479 issued and outstanding ordinary shares (consisting of 41,084,851 Class A ordinary shares and 204,526,628 Class B ordinary shares) of the Company as of December 31, 2019 as a single class. In computing the percentage ownership of the reporting person, we have included, where applicable, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2019.

As of December 31, 2019, AMTD Group Company Limited held 200,000,001 Class B ordinary shares of the Company.

For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Company’s Class A ordinary shares and Class B ordinary shares as a single class.

On January 10, 2020, AMTD Group Company Limited sold 5,674,000 ordinary shares to P&R Finance Limited pursuant to a share purchase agreement dated December 31, 2019. This transaction has not been reflected in the calculation of beneficial ownership in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

AMTD Group Company Limited

By:	/s/ Marcellus Wong
Name:	Marcellus Wong
Title:	Director

[Signature Page to Schedule 13G]